UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 1-15603

(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on From N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Items 6, 7, 7A, 8, 9 and 9A and portions of Items 1 and 15

PART I

REGISTRANT INFORMATION

NATCO Group Inc.

Full Name of Registrant

Former Name if Applicable

2950 North Loop West, 7th Floor

Address of Principal Executive Office (Street and Number)

Houston, Texas 77092

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

NATCO Group Inc. is unable to file its Annual Report on Form 10-K with financial statements at this time; accordingly, pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, NATCO filed on March 16, 2005 only those parts of its Form 10-K that it was able to complete by the filing deadline without unreasonable effort or expense. NATCO encountered delays in completing its financial statements for the period ending December 31, 2004 within the necessary period of time in order to meet the Form 10-K filing deadline. NATCO intends to amend its Form 10-K to include the financial statements and other omitted information within the 15-day extension period, but NATCO is currently unable to predict whether it will be able to do so.

As of the date of this filing, we are evaluating our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires an annual management report of the effectiveness of our internal controls over financial reporting and for our Independent Registered Public Accounting Firm to attest to this report. NATCO is eligible for the 45-day extension of time allowed by the SEC for companies of a certain size to file this report and the attestation. We have elected to utilize this 45-day extension, and therefore, the portions of the Form 10-K filed by NATCO do not include these reports. We anticipate completing this process and filing these reports in an amended Form 10-K, which we intend to file within the extension period. Currently, we are not aware of any material weakness in our internal controls over financial reporting and related disclosures. However, as our Section 404 evaluation efforts are ongoing, we could have a material weakness in our internal controls that has not yet been identified or evaluated.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Richard W. FitzGerald	(713)	683-9292
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NATCO has not finalized its financial results for the year 2004 as discussed in Part III, above. As such, the audit is not complete for the 2004 fiscal year. Neither a reasonable estimate of NATCO’s 2004 results, nor a description and quantification of any changes, can be made until the financial results are finalized and the audit has been completed.

NATCO Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2005	By:	/s/ Richard W. FitzGerald
Richard W. FitzGerald Senior Vice President and Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)